SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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In the Matter of:

Invesco Total Property Market Income Fund
and
Invesco Advisers, Inc.

File No. 812-[_____]

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APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR EXEMPTIONS
FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

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Please direct all communications, notices and orders to:

Stephen R. Rimes, Esquire
Invesco Advisers, Inc.
11 Greenway Plaza, Suite 2500
Houston, TX 77046

With copies to:

Lisa A. Duda, Esquire
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103

As filed with the Securities and Exchange Commission

On July 22, 2011

TABLE OF CONTENTS

PAGE

I.	DESCRIPTION OF APPLICANTS	3
II.	RELIEF REQUESTED	4
III.	REPRESENTATIONS OF THE APPLICANTS	5
IV.	JUSTIFICATION FOR THE REQUESTED RELIEF	6
	1. Receipt of the Order would serve shareholder interests.	6
	2. Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.	7
	3. Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.	7
	4. Other concerns leading to adoption of Rule 19b-1 are not applicable.	8
	5. Further limitations of Rule 19b-1.	9
	6. General	10
V.	APPLICANTS’ CONDITIONS	10
	1. Compliance Review and Reporting	10
	2. Disclosures to Fund Shareholders	10
	3. Disclosure to Common Shareholders, Prospective Common Shareholders and Third Parties	12
	4. Delivery of 19(a) Notices to Beneficial Owners	13
	5. Additional Board Determinations for Funds Whose Common Shares Trade at a Premium	13
	6. Public Offerings	14
	7. Amendments to Rule 19b-1	15
VI.	APPLICABLE PRECEDENT	15
VII.	PROCEDURAL COMPLIANCE	15
VIII.	CONCLUSION	16

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of	APPLICATION PURSUANT
TO SECTION 6(c) OF THE
INVESCO TOTAL PROPERTY MARKET	INVESTMENT COMPANY ACT
INCOME FUND	OF 1940, AS AMENDED (THE
AND	“ACT”), FOR AN ORDER OF
INVESCO ADVISERS, INC.	EXEMPTION FROM SECTION
19(b) OF THE ACT AND RULE
19b-1 THEREUNDER
FILE NO. 812-[_____]

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The Invesco Total Property Market Income Fund (the “Property Fund”) and Invesco Advisers, Inc. (the “Adviser”) (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing the Property Fund and each existing or future closed-end investment company in the future that seeks to rely on the Order currently advised or to be advised in the future by the Adviser (including any successor in interest)1 or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Adviser with an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.2 The Property Fund and such additional existing or future closed-end investment companies that may rely on the Order in the future are hereinafter collectively referred to as the “Funds” and separately as a “Fund.”

I. DESCRIPTION OF APPLICANTS

The Property Fund is, and each Fund that relies on the Order in the future will be, a closed-end management investment company registered under the Act. The Property Fund is organized as a Delaware statutory trust. The Property Fund was organized on June 21, 2011. The Property Fund will be a non-diversified closed-end management investment company. It is currently contemplated that the common shares3 of the Property Fund (when and if issued) and

1	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2
The closed-end investment company that currently intends to rely on the requested Order is named as an Applicant. Any existing or future closed-end investment company that may rely on the Order in the future will comply with the terms and conditions of this application (this “Application”).

3	When used herein, the term “common shares” refers to common shares of beneficial interest and the term “preferred shares” refers to preferred shares of beneficial interest.

the common shares of Funds that may rely on the Order in the future will be listed on the New York Stock Exchange, the Nasdaq or another national securities exchange as defined in Section 2(a)(26) of the Act (each, an “Exchange”). Although the Property Fund does not currently intend to issue preferred shares, the board of trustees of the Property Fund may authorize the issuance of preferred shares in the future. Additional Funds that may rely on the Order in the future may have issued or will issue preferred shares.

It is currently anticipated that the primary investment objective of the Property Fund will be to provide a high level of current income. As a secondary objective, the Property Fund will seek capital appreciation. Moreover, it is expected that the Property Fund will seek to achieve its objectives by principally investing in real estate and real estate related investments located within the U.S. and in non-U.S. countries. The investment objectives and policies for the Property Fund will be set forth in its registration statement to be filed at a later date and may be modified from time to time.

The Property Fund’s investment adviser will be Invesco Advisers, Inc. The Adviser is a wholly owned subsidiary of Invesco Ltd., and had $316,822,747,986 under management as of March 31, 2011. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Each Fund will be advised by investment advisers that are registered under the Advisers Act.

The Adviser intends to enter into a sub-advisory agreement with certain affiliates to serve as sub-advisers to the Property Fund, pursuant to which these affiliated sub-advisers may be appointed by the Adviser from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Property Fund. These affiliated sub-advisers, each of which is a registered investment adviser under the Advisers Act, are Invesco Trimark Ltd.; Invesco Asset Management Deutschland GmbH; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Hong Kong Limited; Invesco Australia Limited; and Invesco Senior Secured Management, Inc. Each Sub-Adviser is a wholly owned subsidiary of Invesco Ltd.

II. RELIEF REQUESTED

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, with respect to any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend otherwise permitted by the Rule or pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.

The Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to make an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions. However, in order to obtain certainty for distribution policies that may be adopted by Funds in the future (each, a “Plan”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain distributions (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares (if any) that it has issued or may issue in the future.

III.  REPRESENTATIONS OF THE APPLICANTS

Applicants make the following representations regarding the requested relief:

Before any Fund implements a Plan with respect to its common shares to make level, periodic distributions as described below in reliance on the Order, the Fund’s board of trustees/directors (the “Board”), including a majority of the members of the Board who are not “interested persons” of the respective Fund, as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will approve the Fund’s adoption of the Plan. The Board will request and evaluate, and the Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Board should adopt and implement the Plan. In particular, the Board, including the Independent Trustees, will review information regarding (i) the purpose and terms of the Plan; (ii) any potential or actual conflicts of interest that the Adviser and the affiliated persons of the Adviser and the Fund may have relating to the adoption or implementation of the Plan; (iii) whether the rate of distribution under the Plan will exceed the Fund’s expected total return (in relation to net asset value (“NAV”)); and (iv) any reasonably foreseeable material effect of the Plan on the Fund’s long-term total return (in relation to market price and NAV per common share). After considering such information the Board, including the Independent Trustees of the Fund, will determine whether the Plan is consistent with the Fund’s investment objective(s) and in the best interests of the Fund’s common shareholders.

Applicants represent that the purpose of any Plan will be to permit a Fund to provide its common shareholders with periodic distributions as nearly equal as practicable and any required special distributions over the course of each year. Under the Plan of a Fund, such Fund will distribute to its respective common shareholders a fixed percentage of the market price of such Fund’s common shares at a particular point in time, or a fixed percentage of NAV per common share at a particular time or a fixed amount per common share, any of which may be adjusted from time to time. Under the Plan, the minimum annual distribution rate with respect to such Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for the entire calendar or taxable year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar or taxable year, each distribution on the common shares would be at the stated rate then in effect.

In conjunction with approving a Plan, the Board of each Fund will also approve the Fund’s adoption of compliance policies and procedures under Rule 38a-1 that:

(i) are reasonably designed to ensure that all notices required to be sent to each Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents described in condition 3(a) below about the distributions under the Plan include the disclosure required by condition 3(a) below; and

(ii) require each such Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund that implements a Plan will summarize the basis for its approval of the Plan, including its consideration of the factors described above, and will be contained in its respective meeting minutes. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

IV.  JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Funds and their respective shareholders.

1. Receipt of the Order would serve shareholder interests.

Applicants believe that the shareholders of each Fund are or will be, as applicable, generally conservative, dividend- and income-sensitive investors who desire current income periodically and may favor a fixed distribution policy. In addition, common shares of closed-end funds often trade in the marketplace at a discount to their NAV. In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain. Such a reduction in discount would benefit the Funds’ common shareholders along with the Funds.

2. Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.4  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The Funds’ annual reports to shareholders include related information. Moreover, IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year), instructs shareholders regarding how to report the distributions for federal income tax purposes.

In addition, each of the Funds that relies on the requested Order will make the additional disclosures required by the conditions set forth in Part V of this Application below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to shareholders.

By providing the information required by Section 19(a) and Rule 19a-1, and by complying with the procedures adopted under the Plan and the conditions listed below, each Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries to forward 19(a) Notices to their customers and, upon request, will reimburse such intermediaries for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the Commission staff.

3. Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not

4
See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the total pay-out for the year (since as a practical matter excess gains must be distributed and, accordingly, would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose would appear to be served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates for non-corporate shareholders and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4. Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a specified periodic dividend at a fixed rate, a rate determined by reference to an objective rate or index, or a rate determined by the market, and, like debt securities, are initially sold at a price based upon their liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors.

There is also currently a tax rule that provides that any loss attributable to a long-term capital gain dividend realized within six months of the acquisition of such shares must be treated as a long-term capital loss to avoid the selling of dividends.5

5. Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gain dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain distributions that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions under a periodic distribution plan to be funded with returns of capital6 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available. To distribute all of a fund’s long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions are either fixed or are determined in periodic auctions or remarketings by reference to short-term interest rates rather

5	See Section 852(b)(4)(A) of the Code.

6	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

6. General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares consisting in whole or in part of capital gain dividends as often as monthly in any one taxable year and in respect of their preferred shares, if any, consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting potential investor interest in receiving more frequent distributions. Implementation of the relief requested would ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer, but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and, consequently, the long-term gain component cannot even be known until the last dividend of the year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’ distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.  APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:

1. Compliance Review and Reporting

The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to compliance with such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. Disclosures to Fund Shareholders

(a) Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) Will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;

(2) “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.

A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;7  and

(3) “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

(i) describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

(c) Each report provided to shareholders under Rule 30e-1 under the Act, and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3. Disclosure to Common Shareholders, Prospective Common Shareholders and Third Parties

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

7	The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or the Adviser’s) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person (“financial intermediary”) holds common shares issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. Additional Board Determinations for Funds Whose Common Shares Trade at a Premium

If:

(a) The Fund’s common shares have traded on the exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(1) will request and evaluate, and the Fund’s Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Plan is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(ii) The Board will record the information considered by it and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings

The Fund will not make a public offering of the Fund’s common shares other than:

(a) a rights offering below NAV to holders of the Fund’s common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund’s average annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date8, expressed as a percentage of NAV per share as of such date, is no more than

8	If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date9; and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares that such Fund may issue.

7. Amendments to Rule 19b-1

The requested order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.  APPLICABLE PRECEDENT

The Commission has recently granted relief substantially the same as that sought here.10

VII. PROCEDURAL COMPLIANCE

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf. Further, the Property Fund hereby states that under the provisions of

9	If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

10
See In the Matter of ING Clarion Real Estate Income Fund, et al., Investment Company Act Release Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order); In the Matter of The Mexico Fund, Inc., et al., Investment Company Act Release Nos. 28332 (July 17, 2008) (notice) and 28357 (August 12, 2008) (order); In the Matter of Cohen & Steers Advantage Income Realty Fund, Inc., et al., Investment Company Act Release Nos. 28341 (July 24, 2008) (notice) and 28358 (August 19, 2008) (order); In the Matter of DNP Select Income Fund Inc., et al., Investment Company Act Release Nos. 28348 (July 31, 2008) (notice) and 28368 (August 26, 2008) (order); In the Matter of Macquarie Global Infrastructure Total Return Fund, Inc., et al., Investment Company Act Release Nos. 28579 (January 6, 2009) (notice) and 28611 (February 3, 2009) (order); In the Matter of Eaton Vance Enhanced Equity Income Fund, et al., Investment Company Act Release Nos. 28616 (February 10, 2009) (notice) and 28643 (March 10, 2009) (order); In the Matter of BlackRock International Growth and Income Trust, et al., Investment Company Act Release Nos. 28690 (April 7, 2009) (notice) and 28719 (May 5, 2009) (order); In the Matter of Alpine Global Dynamic Dividend Fund, et al., Investment Company Act Release Nos. 28897 (September 4, 2009) (notice) and 28937 (September 30, 2009) (order); and In the Matter of Neuberger Berman Management LLC, et al., Investment Company Act Release Nos. 28945 (October 14, 2009) (notice) and 28994 (November 10, 2009) (order).

Prior to the granting of the foregoing relief, the Commission granted relief substantially the same as that sought here on several occasions. However, the conditions of such orders were substantially different and, accordingly, Applicants do not cite any of such prior relief.

the Declaration of Trust, By-Laws or similar governing documents, as applicable, of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its sole trustee and officers.

These verifications required by Rule 0-2(d) are attached to this Application as Exhibit A. Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

(a) The address of each of the Applicants is as follows:

Invesco Total Property Market Income Fund
1555 Peachtree Street, N.E.,
Atlanta, Georgia 30309

Invesco Advisers, Inc.
1555 Peachtree Street, N.E.,
Atlanta, Georgia 30309

(b) Any questions regarding this Application should be directed to:

Stephen R. Rimes, Esquire
Invesco Advisers, Inc.
11 Greenway Plaza, Suite 2500
Houston, TX 77046

With copies to:

Lisa A. Duda, Esquire
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

VIII. CONCLUSION

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s NAV. In addition, each Fund requests that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.

INVESCO TOTAL PROPERTY MARKET INCOME FUND

By   /s/ Sheri Morris
       -----------------------------------
Sheri Morris
Treasurer and Principal Financial Officer

INVESCO ADVISERS, INC.

By   /s/ P. Michelle Grace
       -----------------------------------
P. Michelle Grace
Vice President

Dated: July 22, 2011

EXHIBIT A

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated July 22, 2011, for and on behalf of Invesco Total Property Market Income Fund (the “Fund”); that she is the Treasurer and Principal Financial Officer of the Fund; and that all actions by trustees and other persons of such Applicant necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

By   /s/ Sheri Morris
      -----------------------------------
Sheri Morris
Treasurer and Principal Financial Officer

EXHIBIT A

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated July 22, 2011, for and on behalf of Invesco Advisers, Inc. (the “Adviser”); that she is the Vice President of the Adviser; and that all actions by directors and other persons of such Applicant necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

By   /s/ P. Michelle Grace
      -----------------------------------
P. Michelle Grace
Vice President